===========================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. ___)

                              Mac-Gray Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    554153106
                                 (CUSIP Number)

                                Thomas D. Mueller
              Chief Operations Officer and Chief Compliance Officer
                       462 South Fourth Street, Suite 1600
                              Louisville, KY 40202
                                 (502) 371-4100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 3, 2008
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

===========================================================================


------------------------------------------------                      ----------------------------------------------
CUSIP No. 554153106                                      13D                         Page 2 of 11 Pages
------------------------------------------------                      ----------------------------------------------

--------- --------------------------------------------------------------------------------------------- ------------
1         NAMES OF REPORTING PERSONS

          RIVER ROAD ASSET MANAGEMENT, LLC

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) |_|
                                                                                                        (b) |X|


--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
3         SEC USE ONLY


--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
4         SOURCE OF FUNDS

          OO
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                        |_|
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------- --------------------------------------------------------------------------------------------- ------------
------------------------ ------ ------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
       NUMBER OF                1,368,344
         SHARES
     BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
------------------------ ------ ------------------------------------------------------------------------------------
------------------------ ------ ------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER
                                NONE
------------------------ ------ ------------------------------------------------------------------------------------
------------------------ ------ ------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                1,879,334
------------------------ ------ ------------------------------------------------------------------------------------
------------------------ ------ ------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                NONE
------------------------ ------ ------------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,879,334
--------- ----------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------- ------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             |_|


--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.2%
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
14        TYPE OF REPORTING PERSON

          IA
--------- --------------------------------------------------------------------------------------------- ------------

------------------------------------------------                      ----------------------------------------------
CUSIP No. 554153106                                      13D                         Page 3 of 11 Pages
------------------------------------------------                      ----------------------------------------------

--------- --------------------------------------------------------------------------------------------- ------------
1         NAMES OF REPORTING PERSONS

          RIVER ROAD PARTNERS, LLC

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) |_|
                                                                                                        (b) |X|
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
3         SEC USE ONLY
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
4         SOURCE OF FUNDS

          OO
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                        |_|
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          KENTUCKY
--------- --------------------------------------------------------------------------------------------- ------------
------------------------ ------ ------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
       NUMBER OF                NONE
         SHARES
     BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
------------------------ ------ ------------------------------------------------------------------------------------
------------------------ ------ ------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER
                                1,368,344
------------------------ ------ ------------------------------------------------------------------------------------
------------------------ ------ ------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                NONE
------------------------ ------ ------------------------------------------------------------------------------------
------------------------ ------ ------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                1,879,334
------------------------ ------ ------------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,879,334
--------- ----------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------- ------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             |_|


--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.2%
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
14        TYPE OF REPORTING PERSON

          HC
--------- --------------------------------------------------------------------------------------------- ------------

------------------------------------------------                      ----------------------------------------------
CUSIP No. 554153106                                      13D                         Page 4 of 11 Pages
------------------------------------------------                      ----------------------------------------------


--------- --------------------------------------------------------------------------------------------- ------------
1         NAMES OF REPORTING PERSONS

          JAMES C. SHIRCLIFF

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) |_|
                                                                                                        (b) |X|
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
3         SEC USE ONLY
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
4         SOURCE OF FUNDS

          OO
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                        |_|
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
--------- --------------------------------------------------------------------------------------------- ------------
------------------------ ------ ------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
       NUMBER OF                NONE
         SHARES
     BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
------------------------ ------ ------------------------------------------------------------------------------------
------------------------ ------ ------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER
                                1,368,344
------------------------ ------ ------------------------------------------------------------------------------------
------------------------ ------ ------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                NONE
------------------------ ------ ------------------------------------------------------------------------------------
------------------------ ------ ------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                1,879,334
------------------------ ------ ------------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,879,334
--------- ----------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------- ------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             |_|


--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.2%
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
14        TYPE OF REPORTING PERSON

          HC, IN
--------- --------------------------------------------------------------------------------------------- ------------

------------------------------------------------                      ----------------------------------------------
CUSIP No. 554153106                                      13D                         Page 5 of 11 Pages
------------------------------------------------                      ----------------------------------------------


--------- --------------------------------------------------------------------------------------------- ------------
1         NAMES OF REPORTING PERSONS

          HENRY W. SANDERS

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) |_|
                                                                                                        (b) |X|
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
3         SEC USE ONLY
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
4         SOURCE OF FUNDS

          OO
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                        |_|
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
--------- --------------------------------------------------------------------------------------------- ------------
------------------------ ------ ------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
       NUMBER OF                NONE
         SHARES
     BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
------------------------ ------ ------------------------------------------------------------------------------------
------------------------ ------ ------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER
                                1,368,344
------------------------ ------ ------------------------------------------------------------------------------------
------------------------ ------ ------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                NONE
------------------------ ------ ------------------------------------------------------------------------------------
------------------------ ------ ------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                1,879,334
------------------------ ------ ------------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,879,334
--------- ----------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------- ------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             |_|


--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.2%
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
14        TYPE OF REPORTING PERSON

          HC, IN
--------- --------------------------------------------------------------------------------------------- ------------

------------------------------------------------                      ----------------------------------------------
CUSIP No. 554153106                                      13D                         Page 6 of 11 Pages
------------------------------------------------                      ----------------------------------------------


--------- --------------------------------------------------------------------------------------------- ------------
1         NAMES OF REPORTING PERSONS

          R. ANDREW BECK

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) |_|
                                                                                                        (b) |X|
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
3         SEC USE ONLY
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
4         SOURCE OF FUNDS

          OO
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                        |_|
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
--------- --------------------------------------------------------------------------------------------- ------------
------------------------ ------ ------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
       NUMBER OF                NONE
         SHARES
     BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
------------------------ ------ ------------------------------------------------------------------------------------
------------------------ ------ ------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER
                                1,368,344
------------------------ ------ ------------------------------------------------------------------------------------
------------------------ ------ ------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                NONE
------------------------ ------ ------------------------------------------------------------------------------------
------------------------ ------ ------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                1,879,334
------------------------ ------ ------------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,879,334
--------- ----------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------- ------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             |_|


--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.2%
--------- --------------------------------------------------------------------------------------------- ------------
--------- --------------------------------------------------------------------------------------------- ------------
14        TYPE OF REPORTING PERSON

          HC, IN
--------- --------------------------------------------------------------------------------------------- ------------

------------------------------------------------                      ----------------------------------------------
CUSIP No. 554153106                                      13D                         Page 7 of 11 Pages
------------------------------------------------                      ----------------------------------------------


ITEM 1.  SECURITY AND ISSUER

This statement relates to shares of Common Stock, par value $.01 per share (the
"Stock"), of Mac-Gray Corporation (the "Issuer"). The principle executive office of the Issuer is located at the following address:

Mac-Gray Corporation
404 Wyman Street, Suite 400
Waltham, Massachusetts 02451-1212

ITEM 2.  IDENTITY AND BACKGROUND

The information regarding the persons filing this statement is as follows:

(a)      The name of the persons filing are: RIVER ROAD ASSET MANAGEMENT, LLC
         ("RRAM"), RIVER ROAD PARTNERS, LLC ("RRP"),
         JAMES C. SHIRCLIFF,
         HENRY W. SANDERS, AND
         R. ANDREW BECK
         (COLLECTIVELY, THE "FILERS").

(b)      The business address of the Filers is 462 SOUTH FOURTH STREET, SUITE
         1600, LOUISVILLE, KY 40202

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other in which such employment is conducted: RRAM IS A SECURITIES AND EXCHANGE
         COMMISSION REGISTERED INVESTMENT ADVISOR. RRP IS THE 55% OWNER AND
         HOLDING COMPANY OF RRAM. JAMES C. SHIRCLIFF IS A SHAREHOLDER OF RRP AND
         A PORTFOLIO MANAGER, CHIEF EXECUTIVE OFFICER, AND CHIEF INVESTMENT
         OFFICER OF RRAM. HENRY W. SANDERS IS A SHAREHOLDER OF RRP AND A
         PORTFOLIO MANAGER OF RRAM. R. ANDREW BECK IS A SHAREHOLDER OF RRP AND A
         PORTFOLIO MANAGER AND PRESIDENT OF RRAM.

(d) During the last five years, none of the Filers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship: RRAM IS ORGANIZED IN DELAWARE. RRP IS ORGANIZED IN
         KENTUCKY.
         JAMES C. SHIRCLIFF, R. ANDREW BECK, AND HENRY W. SANDERS ARE CITIZENS
         OF THE U.S.


------------------------------------------------                      ----------------------------------------------
CUSIP No. 554153106                                      13D                         Page 8 of 11 Pages
------------------------------------------------                      ----------------------------------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used in purchasing the Stock of the Issuer is RRAM client funds for which RRAM acts as investment advisor pursuant to an investment advisory agreement between each RRAM client and RRAM. The amount of funds used in purchasing the Stock of the Issuer is $23,051,742.15.

ITEM 4.  PURPOSE OF TRANSACTION

The Stock was acquired for investment purposes in the ordinary course of business. As such, the Filers may purchase, hold, vote, trade, dispose, sell or otherwise deal the Stock for the benefit of its clients depending on changes in the per share price of the Stock, or related to changes in the Issuer's operations, management structure, business strategy, future acquisitions, growth prospects, liquidity, capital allocation, including use of leverage, or from the sale or merger of the Issuer. The Filers may discuss such matters with the Issuer's management or directors, other shareholders, existing or potential strategic partners or competitors, investment and finance professionals, and other investors. Such analysis and discussions may result in the Filers materially modifying its ownership of the Stock. The Filers may also exchange information with the Issuer pursuant to confidentiality or similar agreements, propose changes in its operations, governance, capitalization, or propose one or more of the actions described in sections (a) through (j) of Item 4 of Schedule
13D, all in order to enhance shareholder value. The Filers do not intend to seek control of the Issuer or participate in the day-to-day management of the Issuer, and any Reporting Person that is registered as an investment company under the Investment Company Act of 1940, as amended, will participate in such a transaction only following receipt of an exemption from the Securities and Exchange Commission under Rule 17d-1 promulgated under the Investment Company
Act of 1940, as amended, if required, and in accordance with other applicable law. Certain officers of RRAM and/or the Filers did send letters on January 11, 2008 and on November 14, 2007 to Stewart G. MacDonald, Jr. and the Issuer's
Board of Directors, as well as on September 17, 2007 and on September 6, 2007 to Stewart G. MacDonald, Jr. urging them to hire an independent advisory firm to explore strategic options, including the sale of the Issuer, in order to maximize shareholder value and to report its findings to all shareholders.
Copies of those letters are attached as Exhibits A, B, C, and D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Based on 13,272,064 shares of Common Stock of the Issuer outstanding as of November
                                      5, 2007, the Filers may be deemed to
                                      beneficially own 1,879,334, or 14.2%, of the Issuer's outstanding shares of Common
                                      Stock.

(b) The Filers have the sole power to vote or direct the vote and to dispose or direct the disposition of 1,368,344 shares of the Stock that the Filers may be deemed to beneficially own.

(c)                                   The Filers effected the following
                                      transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers during the sixty days prior to January 3, 2008:

------------------------------------------------                      ----------------------------------------------
CUSIP No. 554153106                                      13D                         Page 9 of 11 Pages
------------------------------------------------                      ----------------------------------------------

(1) NAME       (2) DATE   (3) NUMBER OF SHARES     (4) PRICE PER SHARE    (5) HOW TRANSACTED -      WHERE TRANSACTED
                             OF COMMON STOCK          OF COMMON STOCK       PURCHASE OR SALE
                                                                                                   RRAM principal place
RRAM            11/6/2007           400                  12.36              Purchase               of business
                                                                                                   RRAM principal place
RRAM            11/7/2007         1,600                   12.34              Purchase               of business
                                                                                                   RRAM principal place
RRAM           12/19/2007        10,500                   11.70              Purchase               of business
                                                                                                   RRAM principal place
RRAM           12/20/2007         1,400                   11.72              Purchase               of business
                                                                                                   RRAM principal place
RRAM           12/19/2007         1,840                   11.66              Sale                   of business
                                                                                                   RRAM principal place
RRAM           12/19/2007            20                   11.66              Sale                   of business
                                                                                                   RRAM principal place
RRAM           12/19/2007         2,530                   11.66              Sale                   of business
                                                                                                   RRAM principal place
RRAM           12/19/2007            90                   11.66              Sale                   of business
                                                                                                   RRAM principal place
RRAM           12/19/2007           700                   11.66              Sale                   of business
                                                                                                   RRAM principal place
RRAM           12/19/2007           510                   11.66              Sale                   of business
                                                                                                   RRAM principal place
RRAM           12/19/2007           110                   11.66              Sale                   of business
                                                                                                   RRAM principal place
RRAM           12/19/2007         1,560                   11.66              Sale                   of business
                                                                                                   RRAM principal place
RRAM           12/19/2007            90                   11.66              Sale                   of business
                                                                                                   RRAM principal place
RRAM           12/19/2007            80                   11.66              Sale                   of business
                                                                                                   RRAM principal place
RRAM           12/19/2007           260                   11.66              Sale                   of business
                                                                                                   RRAM principal place
RRAM           12/19/2007           330                   11.66              Sale                   of business
                                                                                                   RRAM principal place
RRAM           12/19/2007         2,510                   11.66              Sale                   of business
                                                                                                   RRAM principal place
RRAM           12/19/2007           450                  11.66               Sale                   of business
                                                                                                   RRAM principal place
RRAM           12/19/2007            70                   11.66              Sale                   of business
                                                                                                   RRAM principal place
RRAM           12/19/2007            30                   11.66              Sale                   of business
                                                                                                   RRAM principal place
RRAM           12/19/2007            20                   11.66              Sale                   of business
                                                                                                   RRAM principal place
RRAM           12/19/2007           700                    11.66             Sale                   of business

(d) Not applicable.

(e) Not applicable.

------------------------------------------------                      ----------------------------------------------
CUSIP No. 554153106                                      13D                         Page 10 of 11 Pages
------------------------------------------------                      ----------------------------------------------




ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

RRAM is the investment adviser to accounts of RRAM clients pursuant to investment advisory agreements between RRAM clients and RRAM. Each investment advisory agreement provides RRAM with the authority, among other things, to invest account funds in the Stock, to dispose of the Stock, and to file this statement on behalf of the account. Some, but not all, investment advisory agreements provide RRAM with the authority to vote for the Stock. The number of shares of Stock for which RRAM has sole voting power is reflected on RRAM's cover page.

RRAM, RRP, James C. Shircliff, Henry W. Sanders and R. Andrew Beck entered into an Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G dated as of January 11, 2008 (the "Agreement"). Under the Agreement, RRAM was appointed agent and attorney-in-fact to prepare or cause to be prepared, sign, file with the Securities and Exchange Commission and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended. The Agreement will terminate in the event that a statement terminating the Agreement is filed with the Securities and Exchange Commission. The
Agreement is attached as Exhibit E.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT A - Letter to Stewart G. MacDonald, Jr. and the Board of Directors dated January 11, 2008.

EXHIBIT B - Letter to Stewart G. MacDonald, Jr. and the Board of Directors dated November 14, 2007.

EXHIBIT C - Letter to Stewart G. MacDonald, Jr. dated September 17, 2007.

EXHIBIT D - Letter to Stewart G. MacDonald, Jr. dated September 6, 2007.

EXHIBIT E - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G dated January 11, 2008.






------------------------------------------------                      ----------------------------------------------
CUSIP No. 554153106                                      13D                         Page 11 of 11 Pages
------------------------------------------------                      ----------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2008                                     RIVER ROAD ASSET MANAGEMENT, LLC,
                                                     a Delaware limited liability company

                                                     /S/ THOMAS D. MUELLER
                                                     -------------------------------------------
                                                     Thomas D. Mueller,
                                                     Chief Operations Officer and Chief Compliance Officer

                                                     RIVER ROAD PARTNERS, LLC,
                                                     A Kentucky limited liability company

                                                     /S/ JAMES C. SHIRCLIFF
                                                     -----------------------------------
                                                     James C. Shircliff,
                                                     Managing Member

                                                     /S/ JAMES C. SHIRCLIFF
                                                     -----------------------------------
                                                     James C. Shircliff

                                                     /S/ HENRY W. SANDERS
                                                     -----------------------------------
                                                     Henry W. Sanders

                                                     /S/ R. ANDREW BECK
                                                     -----------------------------------
                                                     R. Andrew Beck

                                                                       Exhibit A


January 11, 2008

Mr. Stewart G. MacDonald, Jr.
Chairman of the Board and Chief Executive Officer Mac-Gray
Corporation 404 Wyman Street, Suite 400 Waltham, MA  02451

Dear Mr. MacDonald:

Our recent meeting with the senior executives of Mac-Gray further strengthened our belief that the business model and fundamentals of the company are sound. Mac-Gray is well-positioned within the industry, trailing only Coinmach Service Corporation in terms of size. In many ways Mac-Gray represents the type of sustainable, predictable company that River Road Asset Management, LLC seeks through our investment process.

When Coinmach made the unsolicited bid for Mac-Gray in November 2006, valuing the company between $13.00 and $13.75 per share, River Road agreed with Mac-Gray's Board of Directors' assessment that the bid "was grossly inadequate and deeply undervalued Mac-Gray." Combining these two companies, however, would unlock numerous synergies and clearly makes strategic sense, as demonstrated when Mac-Gray later submitted a bid for Coinmach prior to its buy-out by Babcock & Brown (details can be found in Coinmach's merger proxy).

Over a year has passed since Coinmach's unsolicited bid, which still exceeds Mac-Gray's current share price. Additionally, it is quite unfortunate for long-term shareholders, like River Road, that Mac-Gray's current share price is near the company's 1997 IPO price of $11 per share (with no dividend payments), and well below its peak price of $17.25 per share reached in August 2007. Over a ten-year period, the market has assigned no value to the company's organic growth or its accretive acquisitions.

River Road must ask the obvious question: why is Mac-Gray still publicly-traded? After a period of industry consolidation, the future growth prospects for the company have slowed considerably. This reduces the company's need to access the equity or debt markets. Mac-Gray should not tap the equity markets since its shares are "deeply undervalued," and any potential equity offering would dilute current shareholders. Management has wisely used cash for all of its acquisitions over the past several years, and we appreciate such discipline.

Given the industry dynamics, the potential for significant organic growth is limited, and the only alternative for growth is through acquisition. But, there are few sizable acquisitions still available to Mac-Gray, and those would require additional debt financing beyond its current senior credit facility. Smaller deals, like the recent Hof acquisition, could be financed under Mac-Gray's current capital structure. While better debt financing terms may be available to a publicly-traded company versus a privately-

                                                                       Exhibit A


held company, this one potential benefit should not be the sole reason for remaining public and subjecting shareholders to a future of poor returns.

Wall Street has ignored Mac-Gray for many years. Given the company's lack of liquidity, its limited growth prospects, and its small market cap, what major brokerage house would want to be a market-maker or provide research coverage? What analyst would want to assume research coverage on Mac-Gray, given it is the only publicly-traded company in its industry? Despite its operational excellence, Mac-Gray appears unlikely to attract the attention of Wall Street.

As the market fails to assign an appropriate multiple to this business, and with limited alternatives for delivering value to public shareholders, we feel Mac-Gray does not fit the profile of a publicly-traded company. As the largest independent shareholder of Mac-Gray with a 14.2% ownership stake, River Road Asset Management, LLC urges the Board of Directors to immediately hire an independent advisory firm to explore strategic options, including the sale of the company, and to disclose those findings in a timely manner to all shareholders of Mac-Gray.

Sincerely,

James C. Shircliff, CFA                      R. Andrew Beck
CEO / CHIEF INVESTMENT OFFICER               PRESIDENT, SENIOR PORTFOLIO MANAGER



J. Justin Akin
SENIOR EQUITY ANALYST

CC: E. McCauley, D. Bryan, M. Tocio, J. Schiller, T. Bullock, C. Jenny

                                                                       Exhibit B






November 14, 2007

Mr. Stewart G. MacDonald, Jr.
Chairman of the Board and Chief Executive Officer Mac-Gray
Corporation 404 Wyman Street, Suite 400 Waltham, MA  02451

Dear Mr. MacDonald:

The principals of River Road Asset Management were disappointed that neither Mac-Gray nor its Board of Directors informed shareholders of plans to unlock the company's value after the release of third-quarter 2007 results. It has been one year since Coinmach made its unsolicited $13 - $13.75/share bid for Mac-Gray. While we agree that the bid was "grossly inadequate and deeply undervalued" the company, the offer still exceeds the company's current share price.

We would appreciate if senior management disclosed their plans and timeline for action, via press release or another form of public dissemination, to unlock value for the shareholders of Mac-Gray. As the largest independent shareholder of Mac-Gray, we further wish to suggest the Board of Directors hire an independent advisory firm to explore the strategic options of Mac-Gray. We look forward to your feedback by Friday, November 30th.

Sincerely,
James C. Shircliff, CFA                      R. Andrew Beck
CEO / CHIEF INVESTMENT OFFICER               PRESIDENT, SENIOR PORTFOLIO MANAGER



Henry W. Sanders, III, CFA
EVP, SENIOR PORTFOLIO MANAGER


CC: E. McCauley, D. Bryan, M. Tocio, J. Schiller, T. Bullock, C. Jenny

                                                                       Exhibit C







September 17, 2007

Mr. Stewart G. MacDonald, Jr.
Chairman of the Board and Chief Executive Officer Mac-Gray
Corporation 404 Wyman Street, Suite 400 Waltham, MA  02451

Dear Mr. MacDonald:

The principals of River Road appreciated your quick response to our letter. We were glad to learn that the matters previously raised will be discussed at the company's next Board of Directors meeting. We are looking forward to hearing the results of those discussions, disseminated in a manner that is fair and open to all shareholders of Mac-Gray.

We hope that the Board seriously considers exploring strategic alternatives for the company. The "deeply undervalued" status of Mac-Gray doesn't benefit our clients, other shareholders, or the MacDonald family, who continues to sell into the fading strength of the company's share price following the Coinmach offer. A clear demonstration of the Board's pursuit for the best interests of Mac-Gray shareholders would be appreciated, as we believe maintaining the status quo at this "grossly inadequate" price is no longer a viable option.

Sincerely,

James C. Shircliff, CFA                      R. Andrew Beck
CEO / Chief Investment Officer               President, Senior Portfolio Manager



Henry W. Sanders, III, CFA
EVP, Senior Portfolio Manager

                                                                       Exhibit D






September 6, 2007

Mr. Stewart G. MacDonald, Jr.
Chairman of the Board and Chief Executive Officer Mac-Gray
Corporation 404 Wyman Street, Suite 400 Waltham, MA  02451

Dear Mr. MacDonald:

River Road Asset Management LLC ("RRAM"), on behalf of its clients, currently owns over 1.8 MM common shares of Mac-Gray Corporation ("Mac-Gray"), which represents a 14.3% ownership interest. We have been shareholders of Mac-Gray since early 2002. Our philosophy is to invest in companies trading at significant discounts to their absolute values. We seek to identify financially strong, undiscovered companies with attractive business models run by management teams that reward shareholders. Mac-Gray certainly met our investment criteria at the time of our initial investment.

Historically, Mac-Gray has been a chronically under-valued security. Coinmach Services' unsolicited bid for Mac-Gray in December 2006 demonstrated the inherent value of the business. We agreed with the Board's opinion that the $13.00 - $13.75/share offer "was grossly inadequate and deeply undervalued Mac-Gray," as stated in the company's press release. Since the Board did not appear to engage Coinmach for a potentially higher bid, we feel it is now an opportune time for the Board of Directors to investigate methods to maximize value for all of the patient shareholders of Mac-Gray.

We will contact you shortly to arrange a mutually convenient time to discuss these matters.

Sincerely,
James C. Shircliff, CFA                      R. Andrew Beck
CEO / Chief Investment Officer               President, Senior Portfolio Manager




Henry W. Sanders, III, CFA
EVP, Senior Portfolio Manager

                                                                       Exhibit E


                        AGREEMENT REGARDING JOINT FILING
                      OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint River Road Asset Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: January 11, 2008



                                    RIVER ROAD ASSET MANAGEMENT, LLC
                                    By: /s/ Thomas D. Mueller
                                    -------------------------
                                    Name: Thomas D. Mueller
                                    Title: Chief Operations Officer and
                                           Chief Compliance Officer

                                    RIVER ROAD PARTNERS, LLC

                                    By: /s/ James C. Shircliff
                                    --------------------------
                                    Name: James C. Shircliff
                                    Title: Managing Member

                                    /s/ James C. Shircliff
                                    ----------------------
                                    James C. Shircliff

                                    /s/ Henry W. Sanders
                                    --------------------
                                    Henry W. Sanders

                                    /s/ R. Andrew Beck
                                    ------------------
                                    R. Andrew Beck